UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER, S.A. CNPJ No. 05.707.616/0001-10 A foreign-based company CVM Registration No. 80160	BANCO SANTANDER (BRASIL) S.A. CNPJ No. 90.400.888/0001-42 A Brazilian publicly-held company CVM Registration No. 20532

NOTICE TO THE MARKET

Voluntary Public Exchange Offer Confirmed

Banco Santander, S.A. (“Santander Spain”) and Banco Santander (Brasil) S.A. (“Santander Brazil”) on the date hereof disclosed to the market in Brazil, as required by the Public Notice (Edital) of the Voluntary Public Offer of Exchange in Brazil for the exchange of shares and units of Santander Brasil for Brazilian Depositary Receipts, representing ordinary shares of Santander Spain, that all conditions set out in the Edital have been satisfied.

The Auction on the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros was conducted at 1 p.m. (São Paulo time) on the date hereof.

São Paulo, October 30, 2014

Jesús Maria Zabalza Lotina Legal Representative in Brazil Banco Santander, S.A.	Angel Santodomingo Investor Relations Officer Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer